FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the Plan) notified the Company and the under-mentioned persons on 10 July 2013 of an increase in their notional interests in Ordinary Shares and American Depositary Shares (ADSs). In respect of the 2010, 2011 and 2012 Plan awards, this reflects a reconciliation of notional dividends following a change in Plan administration such that the originally intended number of notional dividends will accrue over the course of the relevant vesting periods. The notional dividends were re-invested on 8 July 2013 at an average price of 1360.50 pence per Ordinary Share and $42.908 per ADS in respect of the balance of 2010 Plan awards, at an average price of 1413.90 pence per Ordinary Share and $44.867 per ADS in respect of 2011 Plan awards and at an average price of 1459.00 pence per Ordinary Share and $46.286 per ADS in respect of 2012 Plan awards.

	Ordinary Shares	ADSs
Sir Andrew Witty	17,912.464
Dr M M Slaoui		5,659.031
Mr S Dingemans	6,669.596
Mr S M Bicknell	1,926.855
Mr R G Connor	96.421
Mrs D P Connelly		2,398.703
Mr S A Hussain	4,912.356
Mr W C Louv		1,646.060
Mr D S Redfern	2,718.988
Ms C Thomas	3,738.227
Mr P C Thomson	1,022.197
Mr D E Troy		3,043.364
Dr P J T Vallance	5,633.601
Ms E Walmsley	3,198.620
Mr C Weber	280.087
Mrs V A Whyte	431.406

The notional dividends accrued will be paid out in proportion to the percentage of the participant's Performance Share Plan holdings that vest following the end of the relevant measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

11 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 11,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc